SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K


                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995
                                       OR
                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
               FOR THE TRANSITION PERIOD FROM .........TO ........

                          COMMISSION FILE NUMBER 1-7867
                                 -------------
                        WEATHERFORD ENTERRA, INC. 401(K)
                                  SAVINGS PLAN
                                 -------------
                            WEATHERFORD ENTERRA, INC.
                             1360 POST OAK BOULEVARD
                                   SUITE 1000
                              HOUSTON, TEXAS 77056

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                                                                      PAGE
Report of Independent Public Accountants ..........................................................................   F-1

Statements of Net Assets Available for Plan Benefits, with Fund Information -
   December 31, 1995 and 1994 .....................................................................................   F-2 to F-3

Statements of Changes in Net Assets Available for Plan Benefits - For Each of the
  Three Years in the Period Ended December 31, 1995 ...............................................................   F-4 to F-6

Notes to Financial Statements .....................................................................................   F-7

SUPPLEMENTAL SCHEDULES:

         Schedule I - Item 27(a) - Schedule of Assets Held for Investment
Purposes -
           December 31, 1995 ......................................................................................   F-13

         Schedule II - Item 27(d) - Schedule of Reportable Transactions -
           For the Year Ended December 31, 1995 ...................................................................   F-14

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Administrative Committee of the Weatherford Enterra, Inc. 401(k) Savings
     Plan:

             We have audited the accompanying statements of net assets available for plan benefits of the Weatherford Enterra, Inc. 401(k) Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995. These financial statements and supplemental schedules referred to below are the responsibility of the plan administrative committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrative committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Weatherford Enterra, Inc. 401(k) Savings Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
June 24, 1996

                                       F-1

                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1995

                                                                         Merrill Lynch
                                           Merrill Lynch                   Corporate                        Davis      Merrill Lynch
                                              Global      Merrill Lynch    Bond Fund      Merrill Lynch    New York     Retirement
                                            Allocation     Equity Index    Investment     Capital Fund   Venture Fund  Preservation
                                           Fund Class A      Trust 1     Grade Class A      Class A          Inc.         Trust
                                           -----------------------------------------------------------------------------------------
ASSETS
Investments at Market Value:
Common Stock of Weatherford
  Enterra, Inc. .........................
  (cost of $2,885,035) ..................  $     --            --             --               --            --               --
Merrill Lynch Global Alloca
  tion Fund
  (cost of $1,307,425) ..................   1,396,624          --             --               --            --               --
Merrill Lynch Equity Index Trust 1
  (cost of $2,209,078) ..................        --       2,897,864           --               --            --               --
Merrill Lynch Corporate Bond Fund
  Investment Grade Class A (cost of
  $ 558,188)                                     --            --          603,532             --            --               --
Merrill Lynch Capital Fund Class A
  (cost of $5,731,118) ..................        --            --             --          6,330,429          --               --
Davis New York Venture Fund, Inc. .......        --            --             --               --       1,921,455             --
  (cost of $1,651,052)
Merrill Lynch Retirement Preservation
  Trust (cost equals market) ............        --            --             --               --            --          9,773,602
Merrill Lynch USA Government Reserve
  Fund (cost equals market) .............        --            --             --               --            --               --
Participant loans .......................        --            --             --               --            --               --
                                           -----------------------------------------------------------------------------------------
  Total investments .....................   1,396,624     2,897,864        603,532        6,330,429     1,921,455        9,773,602
Contributions receivable --
  Company ...............................       2,885         5,200          1,300            8,772         3,492           20,735
  Participant ...........................      13,153        23,925          7,081           39,295        15,798           89,269
Accrued income receivable ...............        --            --             --               --            --               --
Cash ....................................        --            --             --               --            --               --
                                           -----------------------------------------------------------------------------------------
  Total Assets ..........................   1,412,662     2,926,989        611,913        6,378,496     1,940,745        9,883,606
                                           -----------------------------------------------------------------------------------------
LIABILITIES
Administrative fees payable and other ...        --            --             --               --            --               --
                                           -----------------------------------------------------------------------------------------
  Net assets available for plan benefits.  $1,412,662     2,926,989        611,913        6,378,496     1,940,745        9,883,606
                                           =========================================================================================

                                                         Merrill Lynch    Weatherford
                                                             USA          Enterra, Inc.
                                                          Government      CommonStock       Participant      Cash
                                                         Reserve Fund        Fund              Loans         Fund          Combined
                                                        ----------------------------------------------------------------------------
ASSETS
Investments at Market Value:
Common Stock of Weatherford
  Enterra, Inc.
  (cost of $2,885,035) ............................           --          $4,635,679             --           --           4,635,679
Merrill Lynch Global Alloca
  tion Fund
  (cost of $1,307,425) ............................           --                --               --           --           1,396,624
Merrill Lynch Equity Index Trust 1
  (cost of $2,209,078) ............................           --                --               --           --           2,897,864
Merrill Lynch Corporate Bond Fund
  Investment Grade Class A (cost of
  $ 558,188) ......................................           --                --               --           --             603,532
Merrill Lynch Capital Fund Class A
  (cost of $5,731,118) ............................           --                --               --           --           6,330,429
Davis New York Venture Fund, Inc.
  (cost of $1,651,052) ............................           --                --               --           --           1,921,455
Merrill Lynch Retirement Preservation
  Trust (cost equals market) ......................           --                --               --           --           9,773,602
Merrill Lynch USA Government Reserve
  Fund (cost equals market) .......................        147,223              --               --           --             147,223
Participant loans .................................           --                --          1,510,142         --           1,510,142
                                                           -------------------------------------------------------------------------
  Total investments ...............................        147,223         4,635,679        1,510,142         --          29,216,550
Contributions receivable --
  Company .........................................            268           719,723             --           --             762,375
  Participant .....................................          1,216            39,392             --           --             229,129
Accrued income receivable .........................           --                --               --            129               129
Cash ..............................................           --                --               --          6,817             6,817
                                                           -------------------------------------------------------------------------
  Total Assets ....................................        148,707         5,394,794        1,510,142        6,946        30,215,000
                                                           -------------------------------------------------------------------------
LIABILITIES
Administrative fees payable and other .............           --                --               --           --                --
                                                           -------------------------------------------------------------------------
  Net assets available for plan benefits ..........        148,707         5,394,794        1,510,142        6,946        30,215,000
                                                           =========================================================================

   The accompanying notes are an integral part of these financial statements.

                                      F-2
                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                             AS OF DECEMBER 31, 1994

                                                                                       Merrill Lynch
                                                         Merrill Lynch                   Corporate                        Davis
                                                            Global       Merrill Lynch   Bond Fund     Merrill Lynch     New York
                                                          Allocation     Equity Index    Investment    Capital Fund    Venture Fund
                                                         Fund Class A       Trust 1    Grade Class A     Class A           Inc.
                                                         ------------------------------------------------------------------------
ASSETS
Investments at Market Value:
Common Stock of Weatherford
  International Incorporated (cost of
  $ 2,187,265) .....................................     $     --              --            --              --              --
Merrill Lynch Global Allocation Fund
 (cost of $504,387) ................................        466,908            --            --              --              --
Merrill Lynch Equity Index Trust 1 (cost of
 $ 1,851,520) ......................................           --         1,864,104          --              --              --
Merrill Lynch Corporate Bond Fund
  Investment Grade Class A (cost of
 $ 183,316) ........................................           --              --         178,082            --              --
Merrill Lynch Capital Fund Class A
    (cost of $3,174,176) ...........................           --              --            --         2,949,273            --
 Davis New York Venture Fund , Inc.
      (cost of $389,632) ...........................           --              --            --              --           371,284
Merrill Lynch Retirement Preservation
  Trust (cost equals market) .......................           --              --            --              --              --
Merrill Lynch USA Government Reserve
  Fund (cost equals market) ........................           --              --            --              --              --
Participant loans ..................................           --              --            --              --              --
                                                         ------------------------------------------------------------------------
  Total investments ................................        466,908       1,864,104       178,082       2,949,273         371,284
Contributions receivable --
  Company ..........................................         15,066          41,577         5,250          61,330           7,954
  Participant ......................................          9,802          19,788         3,843          31,762           5,777
  Transfer receivable from H & H Plan ..............        559,951            --         247,686       1,662,633         722,450
Accrued income receivable ..........................           --              --            --              --              --
Cash ...............................................           --              --            --              --              --
                                                         ------------------------------------------------------------------------
  Total Assets .....................................      1,051,727       1,925,469       434,861       4,704,998       1,107,465
                                                         ------------------------------------------------------------------------
LIABILITIES
Administrative fees payable and other ..............           --              --            --              --              --
                                                         ------------------------------------------------------------------------
  Net assets available for plan benefits ...........     $1,051,727       1,925,469       434,861       4,704,998       1,107,465
                                                         ========================================================================

                                                         Merrill Lynch Merrill Lynch  Weatherford
                                                          Retirement       USA         Common
                                                         Preservation   Government      Stock    Participant   Cash
                                                             Trust     Reserve Fund     Fund       Loans       Fund        Combined
                                                         ---------------------------------------------------------------------------
ASSETS
Investments at Market Value:
Common Stock of Weatherford
  International Incorporated (cost of
  $ 2,187,265) ......................................    $      --         --       2,692,351          --        --        2,692,351
Merrill Lynch Global Allocation Fund
 (cost of $504,387) .................................           --         --            --            --        --          466,908
Merrill Lynch Equity Index Trust 1 (cost of
 $1,851,520) ........................................           --         --            --            --        --        1,864,104
Merrill Lynch Corporate Bond Fund
  Investment Grade Class A (cost of
  $ 183,316) ........................................           --         --            --            --        --          178,082
Merrill Lynch Capital Fund Class A
    (cost of $3,174,176) ............................           --         --            --            --        --        2,949,273
Davis New York Venture Fund , Inc.
      (cost of $389,632) ............................           --         --            --            --        --          371,284
Merrill Lynch Retirement Preservation
  Trust (cost equals market) ........................      8,163,840       --            --            --        --        8,163,840
Merrill Lynch USA Government Reserve
  Fund (cost equals market) .........................           --       54,962          --            --        --           54,962
Participant loans ...................................           --         --            --         945,567      --          945,567
                                                          --------------------------------------------------------------------------
  Total investments .................................      8,163,840     54,962     2,692,351       945,567      --       17,686,371
Contributions receivable --
  Company ...........................................        252,527      1,528        71,670          --        --          456,902
  Participant .......................................         92,370        357        34,898          --        --          198,597
  Transfer receivable from H & H Plan ...............        279,613       --         103,082       297,589      --        3,873,004
Accrued income receivable ...........................           --         --            --            --       2,024          2,024
Cash ................................................           --         --            --            --         390            390
                                                          --------------------------------------------------------------------------
  Total Assets ......................................      8,788,350     56,847     2,902,001     1,243,156     2,414     22,217,288
                                                          --------------------------------------------------------------------------
LIABILITIES
Administrative fees payable and other ...............           --         --            --            --        --             --
                                                          --------------------------------------------------------------------------
  Net assets available for plan benefits ............     $8,788,350     56,847     2,902,001     1,243,156     2,414     22,217,288
                                                          ==========================================================================

   The accompanying notes are an integral part of these financial statements.

                                      F-3

                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      For the Year Ended December 31, 1995

                                                                         Merrill Lynch
                                             Merrill Lynch                 Corporate                     Davis        Merrill Lynch
                                                Global      Merrill Lynch  Bond Fund    Merrill Lynch   New York        Retirement
                                              Allocation     Equity Index  Investment   Capital Fund   Venture Fund    Preservation
                                             Fund Class A      Trust 1    Grade Class A   Class A          Inc.            Trust
                                           -----------------------------------------------------------------------------------------
Contributions:
  Company ..............................    $    34,873         62,659       12,622        112,952         34,805        227,276
  Participants .........................        157,163        282,817       66,652        492,239        155,329      1,179,693
  Rollovers ............................         38,280         20,468       30,376         59,852         20,058         84,123
Investment income ......................        117,702          5,986       36,806        663,647        146,435        595,465
Withdrawals by participants ............        (35,143)      (149,590)     (31,499)      (450,908)       (66,422)      (673,062)
Increase in unrealized
  appreciation of investments ..........        111,890        676,986       49,473        773,715        272,262           --
Realized gain on sale of
  investments ..........................         26,010         67,043        6,021        107,385         49,878           --
Transfers among funds ..................        (90,195)        35,332        6,601        (85,320)       220,654       (311,652)
Other ..................................            355           (181)        --              (64)           281         (6,587)
                                           -----------------------------------------------------------------------------------------
Increase in net assets available
  for plan benefits ....................        360,935      1,001,520      177,052      1,673,498        833,280      1,095,256
Net assets available for plan
  benefits at beginning of year ........      1,051,727      1,925,469      434,861      4,704,998      1,107,465      8,788,350
                                           -----------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year ..............    $ 1,412,662      2,926,989      611,913      6,378,496      1,940,745      9,883,606
                                           =========================================================================================

                                                    Merrill Lynch
                                                         USA          Weatherford
                                                     Government      Common Stock      Participant        Cash
                                                    Reserve Fund          Fund            Loans           Fund             Combined
                                                  ----------------------------------------------------------------------------------
Contributions:
  Company .....................................          2,408           812,160              --            --            1,299,755
  Participants ................................         10,624           476,812              --            --            2,821,329
  Rollovers ...................................          4,778            82,732              --            --              340,667
Investment income .............................          3,461            11,293              --             129          1,580,924
Withdrawals by participants ...................        (37,919)         (187,766)          (76,753)         --           (1,709,062)
Increase in unrealized
  appreciation of investments .................           --           1,245,486              --            --            3,129,812
Realized gain on sale of
  investments .................................           --             280,673              --            --              537,010
Transfers among funds .........................        108,403          (226,675)          343,739          (887)              --
Other .........................................            105            (1,922)             --           5,290             (2,723)
                                                  ----------------------------------------------------------------------------------
Increase in net assets available
  for plan benefits ...........................         91,860         2,492,793           266,986         4,532          7,997,712
Net assets available for plan
  benefits at beginning of year ...............         56,847         2,902,001         1,243,156         2,414         22,217,288
                                                  ----------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year .....................        148,707         5,394,794         1,510,142         6,946         30,215,000
                                                  ==================================================================================

   The accompanying notes are an integral part of these financial statements.

                                      F-4
                  WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                             WITH FUND INFORMATION
                      For the Year Ended December 31, 1994

                                                                                           Merrill Lynch
                                                              Merrill Lynch                 Corporate                    Davis
                                                    TCB          Global     Merrill Lynch   Bond Fund    Merrill Lynch  New York
                                                Consolidated   Allocation    Equity Index   Investment   Capital Fund  Venture Fund
                                                   Funds      Fund Class A      Trust 1    Grade Class A  Class A         Inc.
                                               ------------------------------------------------------------------------------------
Contributions:
  Company ..................................   $       --          32,744        96,567      11,327       146,665        17,289
  Participants .............................           --          93,101       301,921      35,475       440,387        53,053
  Rollovers ................................         20,023        78,119        26,132      66,083        71,423        57,233
Investment Income ..........................          5,801        31,515         4,231       6,620       269,477        18,612
Withdrawals by Participants ................           --          (8,854)     (174,082)       (966)     (242,073)       (4,461)
Increase (decrease) in unrealized
  appreciation of investments ..............           --         (37,954)       12,480      (5,134)     (224,803)      (19,024)
Realized gain (loss) on sale of
  investments ..............................         16,494        (4,883)      (11,331)       (504)       (8,074)       (1,391)
Transfer of assets from former Trustee .....    (11,752,510)         --       2,004,074        --       2,820,550          --
Transfer from H&H Plan .....................           --         559,951          --       247,686     1,662,633       722,450
Transfers among funds ......................           --         308,204      (334,208)     74,321      (233,413)      263,847
Other ......................................        (18,372)         (216)         (315)        (47)        2,226          (143)
                                               ------------------------------------------------------------------------------------
Increase (decrease) in net assets
  available for plan benefits ..............    (11,728,564)    1,051,727     1,925,469     434,861     4,704,998     1,107,465
Net assets available for plan
  benefits at beginning of year ............     11,728,564          --            --          --            --            --
                                               ------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year ..................   $       --       1,051,727     1,925,469     434,861     4,704,998     1,107,465
                                               ====================================================================================

                                                    Merrill Lynch Merrill Lynch
                                                     Retirement        USA      Weatherford
                                                    Preservation   Government  Common Stock    Participant    Cash
                                                       Trust      Reserve Fund     Fund           Loans       Fund         Combined
                                               ------------------------------------------------------------------------------------
Contributions:
  Company ......................................       498,259       2,132        151,991           --         --           956,974
  Participants .................................     1,226,006       3,126        440,310           --         --         2,593,379
  Rollovers ....................................       173,150       8,710         51,598           --         --           552,471
Investment Income ..............................       442,638         743          8,257           --        2,024         789,918
Withdrawals by Participants ....................      (624,991)        (20)      (110,147)       (52,970)      --        (1,218,564)
Increase (decrease) in unrealized
  appreciation of investments ..................          --          --         (183,980)          --         --          (458,415)
Realized gain (loss) on sale of
  investments ..................................          --          --           42,094           --         --            32,405
Transfer of assets from former Trustee .........     6,927,602        --             --             --          284            --
Transfer from H&H Plan .........................       279,613        --          103,082        297,589       --         3,873,004
Transfers among funds ..........................      (125,821)     42,156       (228,894)       234,473       (665)           --
Other ..........................................        (8,106)       --             (160)       (22,551)       771         (46,913)
                                               ------------------------------------------------------------------------------------
Increase (decrease) in net assets
  available for plan benefits ..................     8,788,350      56,847        274,151        456,541      2,414       7,074,259
Net assets available for plan
  benefits at beginning of year ................          --          --        2,627,850        786,615       --        15,143,029
                                               ------------------------------------------------------------------------------------
Net assets available for plan
  benefits at end of year ......................     8,788,350      56,847      2,902,001      1,243,156      2,414      22,217,288
                                               ====================================================================================

   The accompanying notes are an integral part of these financial statements.

                                      F-5

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN
    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                   INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                        Weatherford
                                            Fixed                         Common
                                            Income         Equity          Stock        Balanced     Participant
                                             FUND           FUND            FUND          FUND          LOANS        COMBINED
                                          -----------    -----------    -----------    -----------    ---------    ------------
   Contributions:
            Company ...................   $      --      $      --      $   895,887    $      --      $    --      $    895,887
            Participants ..............     1,224,151        288,027        347,740        483,050         --         2,342,968
            Rollovers .................     2,592,314        363,503        399,483      2,598,707       83,408       6,037,415
   Investment income ..................       155,131          3,493          2,611         10,637       43,786         215,658
   Withdrawals by participants ........      (543,548)      (174,407)      (272,622)      (539,332)     (49,472)     (1,579,381)
   Increase in unrealized
            appreciation of investments          --           18,562        468,705           --           --           487,267
   Realized gain on sale of
            investments ...............       173,591         87,814         70,337        449,108         --           780,850
   Transfers among funds ..............      (150,460)       196,158        (64,633)      (142,534)     161,469            --
   Other ..............................         4,098            634            683        (17,009)      12,589             995
                                          -----------    -----------    -----------    -----------    ---------    ------------
   Increase in net assets available
            for plan benefits .........     3,455,277        783,784      1,848,191      2,842,627      251,780       9,181,659
   Net assets available for plan
            benefits at beginning of
            year ......................     3,415,560      1,231,316        779,659           --        534,835       5,961,370
                                          -----------    -----------    -----------    -----------    ---------    ------------
   Net assets available for plan
            benefits at end of year ...   $ 6,870,837    $ 2,015,100    $ 2,627,850    $ 2,842,627    $ 786,615    $ 15,143,029
                                          ===========    ===========    ===========    ===========    =========    ============

              The accompanying notes are an integral part of these
                             financial statements.

                                       F-6

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

         BASIS OF ACCOUNTING -

         The accompanying financial statements of the Weatherford Enterra, Inc. 401(k) Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

         On October 5, 1995, Weatherford International Incorporated completed a merger with Enterra Corporation (the "Enterra Merger") and changed its name to "Weatherford Enterra, Inc." (the "Company"). Contemporaneous with the Enterra Merger, the Company effected a one-for-two reverse stock split of its Common Stock. In this report, all per-share amounts and numbers of shares of Common Stock have been restated to reflect the reverse stock split.

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         ASSET VALUATION -

         The Plan's investments in Company common stock (the "Common Stock"), mutual funds, collective trusts and money market funds are reported in the accompanying Statements of Net Assets Available for Plan Benefits at their reported market value at the date of such statement. Differences between the market value and the value of the assets at the beginning of the plan year or at the time of purchase, if acquired during the year, are reported as an increase (decrease) in unrealized appreciation in the accompanying Statements of Changes in Net Assets Available for Plan Benefits. Withdrawals of assets from the Plan are reported in the Statements of Changes in Net Assets Available for Plan Benefits at market value.

         EXPENSES -

         All expenses related to the administration of the Plan may be paid by the Company if it chooses to do so and, if not so paid, will be paid by The Merrill Lynch Trust Companies, the trustee of the Plan (the "Trustee"), using Plan assets. Effective January 1, 1994, The Merrill Lynch Trust Companies replaced Texas Commerce Bank, N.A. ("TCB") as Trustee. The Trustee receives compensation for its services in amounts agreed upon between the Company and the Trustee. For the years ended December 31, 1995, 1994 and 1993, all administrative expenses and compensation to the Trustee for services were paid by the Company.

                                       F-7

(2)      PROVISIONS OF THE PLAN -

         GENERAL -

         The Plan is maintained for the exclusive benefit of the participants in the Plan and is intended to aid the participants in providing for their retirement. Listed below are the options available for selection by participants with the number of members in each fund as of December 31, 1995, shown in parentheses:

         MERRILL LYNCH GLOBAL ALLOCATION FUND CLASS A - a mutual fund that invests in equity, debt and money market securities. (256)

         MERRILL LYNCH EQUITY INDEX TRUST 1 - a collective trust that invests primarily in a portfolio of equity securities.(359)

         MERRILL LYNCH CORPORATE BOND FUND INVESTMENT GRADE CLASS A - a mutual fund that invests primarily in taxable fixed income securities. (161)

         MERRILL LYNCH CAPITAL FUND CLASS A - a mutual fund that invests primarily in equity securities, corporate bonds and/or money market securities. (626)

         DAVIS NEW YORK VENTURE FUND, INC. - a mutual fund that invests primarily in common stocks and/or convertible securities. (277)

         MERRILL LYNCH RETIREMENT PRESERVATION TRUST - a collective trust that invests primarily in Government investment contracts, obligations of United States governmental securities and money market securities. (1,222)

         MERRILL LYNCH USA GOVERNMENT RESERVE FUND - a money market mutual fund that invests in United States treasury bills and notes. (22)

         WEATHERFORD ENTERRA, INC. COMMON STOCK FUND - a fund that invests in the Company's Common Stock. (953)

         Participants have the option of investing their contributions in more than one fund. Therefore, the sum of the participants in each individual fund is greater than the number of participants of the Plan. There were 1,358 active participants in the Plan as of December 31, 1995.

         Effective December 31, 1994, the H & H Oil Tool Co., Inc. 401(k) Savings Plan (the "H & H Plan") was merged into the Plan. As a result of this plan merger, the net assets of the H & H Plan totaling $3,873,004, representing 131 former H & H Oil Tool Co., Inc. employees, were transferred into the Plan during 1995. In addition, participants made rollover contributions totaling $340,667 and $552,471 in 1995 and 1994, respectively, primarily relating to participants whose former employers' businesses were acquired by the Company.

                                       F-8

         ADMINISTRATION -

         The Plan is administered by the plan administrative committee (the "Committee") of one or more persons appointed from time to time by the Board of Directors of the Company.

         ELIGIBILITY -

         All employees are immediately eligible for participation in the Plan, except for employees who are subject to collective bargaining agreements, employees who are nonresident aliens and who receive no U.S. source income from the Company and employees who are members of other retirement plans sponsored by the Company or one of its subsidiaries outside the United States.

         PARTICIPANT CONTRIBUTIONS -

         An eligible employee may elect to contribute, by payroll deductions, 1% to 16% of his base earnings to the Plan on a pre-tax basis subject to certain limitations. An employee may also elect to contribute up to 16% of base after-tax earnings subject to certain limitations. The combination of these contributions, however, cannot exceed 16% of base earnings.

         COMPANY CONTRIBUTIONS -

         The Company contributes an amount equal to 33 1/3% of the first 6% of each participant's pre-tax contributions after such participant has completed one year of active service.

         Pre-tax contributions up to 6% of a participant's compensation, excluding any amount that a participant has contributed to the Company's Employee Stock Purchase Plan, are eligible for Company matching contributions. In addition, the Company, solely at the discretion of the Board of Directors, may make discretionary contributions to the Plan. The Company made discretionary contributions to the Plan totaling $711,587, $412,926, and $390,914 for 1995, 1994 and 1993, respectively.

         Participants may allocate their contribution to the various available investment funds at their discretion. The Company matching contribution may, at the option of the Company, be made in cash or Company Common Stock. If the match is made in cash, it is allocated to the various investment funds that the participant has elected on a pro rata basis to the participant contributions. The participants in the Plan are allowed to change their allocation and transfer all or part of their accumulated balance in a particular fund to another fund at any time. Any earnings on a fund's investments are reinvested in the same fund. Earnings and losses are allocated to the participants' accounts based on the number of units/shares held by the participant at the time the earnings and losses were achieved.

                                       F-9

         VESTING AND FORFEITURE -

         Each participant is 100% vested in his participant contribution and related income. A participant's vested interest in the Company matching contributions and related income is determined by his years of vesting service in accordance with the following schedule:

             YEARS OF
          VESTING SERVICE                          VESTED INTEREST

           Less than 2 years                               0%
              2 years                                     25%
              3 years                                     50%
              4 years                                     75%
           5 years or more                               100%

         Nonvested amounts are forfeited upon termination of employment by participants. The forfeited amounts are used to reduce future Company contributions. There were $45,000 of forfeitures used to reduce employer contributions during the Plan year ended December 31, 1995; however, no forfeitures were used to reduce employer contributions during the Plan years ended December 31, 1994 and 1993. Unutilized forfeitures were $32,502 and $47,348 at December 31, 1995 and 1994, respectively.

         The Plan provides that any nonvested interests in a participants' accounts shall become fully vested upon the occurrence of a "change of control" of the Company that is not approved, recommended or supported by the Company's Board of Directors. A change of control is defined for purposes of the Plan as either a third person becoming the beneficial owner of 20% or more of the voting securities of the Company or a situation where, as a result of, or in connection with, a cash tender or exchange offer, merger or other business combination, sale of assets or contested election of directors, or any combination of such transactions, where the persons who were directors of the Company before the transaction cease to constitute a majority of the Board of Directors.

         WITHDRAWALS AND TERMINATION OF EMPLOYMENT -

         A participant may withdraw the value of his after-tax contributions to the Plan at any time and for any reason during the year, with a minimum withdrawal of $500. The participants' pre-tax contributions and the vested account balances from the Company matching contributions will be available to the participant upon termination of employment or severe and immediate financial hardship.

         In the event of normal retirement, total and permanent disability or death while actively employed, the full value of the participant's account balance, including nonvested interests in such accounts, will be distributed to the participant or his beneficiaries. In the event of severe and immediate financial hardship, the entire value or a portion of the value of the participant's account balance may be distributed to the participant, with a minimum withdrawal of $500.

          Distributions from the Weatherford Enterra, Inc. Common Stock Fund may be in the Company's Common Stock or cash, as elected by the participant. Plan assets allocated to accounts of participants who

                                      F-10

have withdrawn from participation in the earnings and operations of the Plan were not material at December 31, 1995 and 1994.

         LOANS TO PARTICIPANTS -

         Upon application by any participant of the Plan who has been a participant for at least two years, and subject to such rules as the Committee may establish, the Committee may in its discretion direct the Trustee to make a loan to such participant, not to exceed 50% of the participant's vested balance, but never more than $50,000.

         Any loan made pursuant to the Plan will bear interest, to be determined quarterly by the Committee, which was prime plus 1% during 1995, 1994 and 1993. The rate on loans made to participants averaged 9.8%, 7.7% and 7.0% for 1995, 1994 and 1993, respectively.

         The Trustee funds a participant's loan by liquidating, on a pro rata basis, the investments of the portions of the assets of the account or accounts from which the participant's loan is to be made. The loan is secured by a pledge of such participant's vested balance. As a condition to authorizing any loan, the Committee requires the participant to authorize the Company to make payroll deductions payable to the Trustee in repayment of such participant's loan plus interest. Any such loan requires level amortization with payments not less frequently than quarterly and must be repaid within five years unless the loan is to be used to acquire the principal residence of the participant, in which case the loan must be repaid within ten years.

         THE TRUSTEE AND PURCHASES OF INVESTMENTS -

         The Trustee maintains custody of the Plan's assets and uses participant and Company contributions to make investments in accordance with the Plan agreement. The Company's Common Stock may be purchased on the open market or from the Company by the Trustee at a price equal to the closing price of the Common Stock on the national securities exchange on which the Common Stock is then listed. The market value per share of Common Stock was $29.00 on December 31, 1995 and $19.50 on December 31, 1994. On June 24, 1996, the market value per share of Common Stock was $30.25.


         AMENDMENT, SUSPENSION AND TERMINATION -

         Although the Company has not expressed an intent to do so, it has the right to suspend or terminate any or all provisions of the Plan at any time, except that no such action shall be taken which will, in the Committee's judgement, retroactively affect the rights of participants adversely.

(3)      FEDERAL INCOME TAX STATUS -

         The Plan obtained its latest determination letter on November 19, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement dates.


                                      F-11

                                                                      SCHEDULE I

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN
          ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1995

                                                                                         NUMBER
                                                                                       OF UNITS/       HISTORICAL
      IDENTITY OF ISSUE                     DESCRIPTION OF INVESTMENT                   SHARES           COST             MARKET
The Merrill Lynch Trust Companies(1)     Merrill Lynch Global Allocation Fund
                                            Class A                                      100,621         1,307,425        1,396,624
The Merrill Lynch Trust Companies(1)     Merrill Lynch Equity Index Trust 1               72,280         2,209,078        2,897,864
The Merrill Lynch Trust Companies(1)     Merrill Lynch Corporate Bond Fund
                                            Investment Grade Class A                      50,974           558,188          603,532
The Merrill Lynch Trust Companies(1)     Merrill Lynch Capital Fund Class A              207,215         5,731,118        6,330,429
Davis Venture Group(1)                   Davis New York Venture Fund, Inc.               132,332         1,651,052        1,921,455
                                                                                     -----------     -------------    -------------
                                         TOTAL MUTUAL FUNDS                              563,422        11,456,861       13,149,904
                                                                                     -----------     -------------    -------------
The Merrill Lynch Trust Companies(1)     Merrill Lynch Retirement Preservation
                                            Trust                                      9,773,602         9,773,602        9,773,602
The Merrill Lynch Trust Companies(1)     Merrill Lynch USA Government
                                            Reserve Fund                                 147,223           147,223          147,223
                                                                                     -----------     -------------    -------------
                                         TOTAL MONEY MARKET FUNDS                      9,920,825         9,920,825        9,920,825
                                                                                     -----------     -------------    -------------
Weatherford Enterra, Inc.(1)             Common Stock of Weatherford
                                            Enterra, Inc.                                159,851         2,885,035        4,635,679
                                                                                     -----------     -------------     ------------
The Plan(1)                              PARTICIPANT LOANS-interest rates ranging
                                            from 6.75% to 11%  per annum               1,510,142         1,510,142        1,510,142
                                                                                     -----------     -------------    -------------
                                         TOTAL ASSETS HELD FOR INVESTMENT
                                               PURPOSES                                              $  25,772,863    $  29,216,550
                                                                                                     =============    =============

 (1)                                     Party-in-interest

                                      F-12

                                                                     SCHEDULE II

                  WEATHERFORD ENTERRA, INC. 401(K) SAVINGS PLAN
                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

        Single and series of transactions during the year in excess of 5 percent of current value of plan assets as of January 1, 1995 are as follows:

                                                       PURCHASE TRANSACTIONS                    SALES TRANSACTIONS
                                                                      TOTAL                    TOTAL     HISTORICAL
 IDENTITY OF PARTY                                       NUMBER OF   PURCHASE     NUMBER OF   SELLING      COST OF         NET
     INVOLVED               DESCRIPTION OF ASSET      TRANSACTIONS  PRICE (2)   TRANSACTIONS PRICE (2)   ASSETS SOLD   GAIN(LOSS)
    ----------             ----------------------     ------------ -----------  -----------  ---------  -----------   ----------
                           SERIES OF TRANSACTIONS:
                           ----------------------
The Merrill Lynch       Common Stock of Weatherford
  Trust Companies(1)        Enterra, Inc.                   188      $1,422,488     157      $ 921,107    $ 716,633     $ 204,474
The Merrill Lynch       Merrill Lynch Global Allocation
  Trust Companies(1)        Fund Class A                    144       1,115,029     132        323,213      311,991        11,222
The Merrill Lynch       Merrill Lynch Equity Index
  Trust Companies(1)        Trust 1                         195         717,481     205        427,751      359,924        67,827
The Merrill Lynch       Merrill Lynch Capital Fund
  Trust Companies(1)        Class A                         258       3,426,241     302        912,727      854,877        57,850
The Merrill Lynch       Merrill Lynch Retirement
  Trust Companies(1)        Preservation Trust              493       3,804,503     358      2,194,741    2,194,741            --
The Merrill Lynch       Davis New York Venture Fund
  Trust Companies(1)        Class A                         173       1,516,493     117        288,462      255,073        33,389
                             SINGLE TRANSACTIONS:
                             --------------------
The Merrill Lynch       Merrill Lynch Capital Fund
  Trust Companies(1)        Class A                           1       1,662,633      --             --           --            --

(1)   Party-in-interest transactions.
(2)   Current value at transaction date.

                                      F-13

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      WEATHERFORD ENTERRA, INC. 401(k) SAVINGS PLAN

June 28, 1996         By    NORMAN W. NOLEN
                            Norman W. Nolen
                            Senior Vice President, Chief Financial
                            Officer and Treasurer of Weatherford Enterra, Inc.
                            Member of the Plan Administrative Committee

                                      F-14